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EXHIBIT 99.5

Group Says It Has Written Consent To Expand NetSol Board

06-08-01 08:36 PM EST | WASHINGTON -(Dow Jones)- A dissident shareholder group has obtained written consents from holders of a majority of NetSol International Inc.'s (NTWK) voting power to expand the company's board to 15 and to elect seven of its nominees to the board, the group's legal counsel told Dow Jones Newswires Friday.

"The actions taken by such written consents are now effective," John C. Kirkland said.

According to Kirkland, the group has called a special meeting of the board on Sunday at 5 p.m. PDT in Santa Monica, Calif.

As reported, NetSol Shareholders Group LLC, which has a 25.7% stake in the Santa Monica, Calif.-based company, has proposed to increase NetSol's board to 15 from nine and has nominated seven directors, after initially proposing to elect all new directors to the board. The group has said it hoped to enact its proposals by written consent.

NetSol said it would propose a variety of antitakeover amendments, including one to prevent shareholder actions by written consent, to its articles of incorporation and bylaws if the group's proposal to expand the board failed.

A shareholder meeting to vote on the proposals was scheduled for June 18.

NetSol didn't immediately return a phone call seeking confirmation.

-Ben Siegel, Dow Jones Newswires; 202-628-7689

(This story was originally published by Dow Jones Newswires)